1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:           .)

TSMC Files Form 20-F for 2007 with US Securities and Exchange Commission
Hsinchu, Taiwan, R.O.C. — April 15, 2008 — TSMC (TAIEX: 2330, NYSE: TSM) today filed its 2007 annual report on Form 20-F with the US Securities and Exchange Commission. The report is available at http://www.tsmc.com/english/e_investor/e02_annual/e02_annual.htm.
Shareholders may request a hard copy of the complete audited financial statements free of charge. Please forward your request via http://citibank.ar.wilink.com.
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TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung
Vice President and CFO	Deputy Director, PR Department, TSMC	Technical Manager, TSMC
Tel: 886-3-566-4602	Tel: 886-3-505-5028	Tel: 886-3-505-5038
	Mobile: 886-928-882607	Mobile: 886-911-258751
	Fax: 886-3-567-0121	Fax: 886-3-567-0121
	E-Mail: jhtzeng@tsmc.com	E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 15, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer